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                                                                    EXHIBIT 23.1


                              CONSENT OF KPMG LLP


To the Board of Directors and Stockholders
Sanmina-SCI Corporation:



We consent to the use of our report dated June 4, 2003 with respect to the consolidated balance sheets of Sanmina-SCI Corporation and subsidiaries as of September 28, 2002 and September 29, 2001, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity and cash flows for each of the years in the three-year period ended September 28, 2002 included in this Form S-4 registration statement, and to the reference to our Firm under the heading "Experts" in the prospectus. Our report dated June 4, 2003 contains an explanatory paragraph describing the Company's change in accounting for goodwill and other intangible assets.


/s/ KPMG LLP


Mountain View, California
June 16, 2003